infiniRel

The early warning system to prevent EV + renewable energy failures



MEGA TRENDS: THE WORLD DOES NOT HAVE ENOUGH RELIABLE RENEWABLES TO MEET NET-ZERO GOALS

By 2050, 2/3 of the world's electricity will come primarily from clean energy, primarily from solar. To avoid blackouts, keep EVs charged, and meet global needs, we must scale production and improve efficiency.*


DC
Inverter
AC

Inefficiency is largely due to inverter failure. Inverters convert direct current (DC) — generated by solar panels and stored in batteries — to alternating current (AC), which is what the power grid uses.



When inverters fail at wind, battery and solar plants, non-renewable energy must be combusted to make up the difference.

Net Zero by 2050. International Energy Agency. (October, 2021)

MEET INFINIREL'S EARLY WARNING SYSTEM

It predicts when inverters will fail and improves availability, reliability, affordability of clean energy.

TODAY'S MARKETS



Renewable Energy Plants

Grid reliability and reduced maintenance costs

Microgrids

Stability and affordability of renewable energy

FUTURE MARKETS



EV Chargers

Meet future demand for mass EV & Fleet (Amazon, UPS…etc) charging



EVs

Prevent breakdowns, lower insurance costs, and could save lives

BOTTOM LINE: GRID RESILIANCY + CONSUMER SAVINGS

HOW IT WORKS



Step 1

infiniRel's **Inverter Health Scanner** plugs into inverters and scans signals


FAILURE IN
20 HOURS

Step 2

The scanner's hardware + software + AI predicts failures



Step 3

A technician repairs inverter components with little or no downtime.

BUILT IN THE LAB, TESTED IN THE FIELD





Field test of the infiniRel prototype at a solar farm.



Waveform Graph
Inv1_IRMS
Inv2_IRMS
Inv3_IRMS
Inv4_IRMS
Amplitude
Time

infiniRel's **Inverter Health Scanner** capturing the failure data, just before an inverter failed in the lab.



Above: Bert explains the accelerated inverter life testing process.

Left: Our intern Jack tests a prototype component.



CLEAN TECH OPEN
2021 REGIONAL WINNER

Inverter testing at Sandia National Labs.

OUR FIRST MARKETS:

The infiniRel team is well connected in the renewable energy ecosystem.

We'll begin with U.S. **microgrid developers** and **solar producers** (who often own wind farms & battery storage facilities as well).

Projected revenue from **multi-year service contracts:** **$160 million by 2026.**

PHASES 1 & 2



WE'RE STARTING WITH SOLAR FARMS AND MICROGRIDS



FAILURE IN
20 HOURS
INVERTER

According to a 2018 study by Sandia National Laboratories, 89% of maintenance events at photovoltaic (PV) plants or solar farms are caused by inverter failure.

Our solution will:

- Increase clean energy output
- Reduce maintenance costs
- Lower financial risk
- Extend inverter life
- Decrease e-waste

HIGHLY PROFITABLE + SCALABLE BUSINESS MODEL


Expenses
Revenue
$180M
$120M
$60M
$0M
$1.2M
$0.8M
$14.2M
$5.5M
$30.6M
$26.9M
$68.5M
$76.4M
$129.2M
$161.2M
2022
2023
2024
2025
2026

- Proven business model in the energy and telecom industries
- Recurring revenue from multi-year service contracts

COMPETITION

infiniRel produces *actionable* data. Data from companies that monitor renewable energy and manufacture inverters is useless for predicting failure.

Feature	infiniRel	Monitoring Companies	Inverter Manufacturers
AI-generated actionable data	✓	✗	✗
Instant failure prediction system	✓	✗	✗
Manufacturer nonspecific	✓	✗	✗
First independent measurement	✓	✗	✗

U.S. patent 9,880,228B2 and European patent EP2649717

GLOBAL INNOVATORS & PIONEERS
DECADES OF EXPERTISE



Bert Wank
CEO
Semiconductors



William Allen
VP Operations
Manufacturing



Andreas Schneider
CMO
Renewable Energy & Telecom



Carrie Nikitin
Strategic Advisor
Technology Licensing



Jerry Walker
Technical Advisor
Power Electronics



Ronnie Pettersson
Product Strategy Advisor



Charles Nunu
Policy Advisor

Track records of leadership and innovation in tech industries.

ROADMAP TO INFINITE RELIABILITY:

2021
- Early Warning System testing @ Sandia National Laboratories
- **Inverter Health Scanner** pilot test

2022
- Seed series funding
- Build of Inverter Health Scanners
- Paid beta tests at solar farms in California
- Build a cloud data infrastructure

2023
- infiniRel's scanner deployed at 15 renewable energy plants in the US
- EU launch
- Series A funding

2024
- Global expansion
- R & D: Shrink scanner and reduce costs
- Enter EV-charger market

2025
- R & D: Develop and test EV early warning system

MARKET + TECHNICAL VALIDATION

- Large solar plant test, 2019.
- First signed customer: Global solar farm owner with over 2 gigawatts under management.
- Three LOIs from utility-scale solar and micro-grid developer.
- LOI awaiting funding to build commercial version of infiniRel's Inverter Health Scanner.

$225,000

American-Made Solar Challenge prize & voucher U.S. Department of Energy

$150,000

CalSEED grant California Energy Commission

$20,000

Cleantech Open prizewinner

$10,000

Startup Monterey Bay prizewinner

INVEST IN TECHNOLOGY TO MAKE CLEAN ENERGY DOMINANT

- We're raising **$1 million**
- Once funded, our technology will make renewable power more reliable within that year
- **Profitable in Year 3** after funding
- Then we'll break into the $100 billion EV market, maximizing exit potential.

Reserve your spot in the round.
Anyone can invest: wefunder.com/infinirel
Connect: info@infinirel.com

HELP US FUND:



Build Inverter Health Scanner + beta test in the field



Build a cloud data infrastructure system to manage and visualize data



Validate business model for 15 renewable energy plants